March 23, 2026

Re:	Amdocs Limited

Form 20-F for Fiscal Year Ended September 30, 2025

Filed December 15, 2025

CIK No. 0001062579

CONFIDENTIAL

Ms. Megan Masterson

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Masterson and Ms. Collins:

Amdocs Limited, a company organized with limited liability under the laws of the Island of Guernsey (the “Company” or “we”), has received a comment letter dated March 10, 2026 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2025 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended September 30, 2025

Operating and Financial Review and Prospects, page 27

1.

We note you quantify and discuss managed service backlog and renewals in your earnings releases and investor presentations. In addition, in Exhibit 99.1 of the Form 6-K furnished on December 16, 2025, you refer to near 100% renewal rates as one of your strategic pillars and include 12-month backlog in your list of key financial highlights. Please tell us whether these metrics are key performance indicators used in managing your business and if so, revise to include a quantified discussion of these metrics for each period presented. Refer to SEC Release No. 33-10751.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that future annual reports on Form 20-F, including our Annual Report on Form 20-F for the fiscal year ending September 30, 2026, will present managed service renewal rates and 12-month backlog as key performance indicators (until and unless we conclude in the future that such metrics are no longer key performance indicators for our business and cease disclosing them).

For the Staff’s reference, here is a markup of the relevant language we expect to include in our future filings (with this language reflecting what would have been included in the Annual Report):

Revenue from managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams. Revenue from managed services arrangements accounted for approximately $3.00 billion and $2.90 billion of revenue in fiscal years 2025 and 2024, respectively. This is supported by historical renewal rate of close to 100% for our managed services arrangements.

Twelve-month backlog was $4.19 billion at end of the fourth quarter of the fiscal year ended September 30, 2025, up approximately 3.2% as compared to last year’s fourth fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated ongoing support activities.

Notes to the Consolidated Financial Statements

Note 4. Revenue

Remaining Performance Obligations from Contracts with Customers, page F-19

2.

We note your disclosure where you state given the profile of contract terms, the majority of the $6.4 billion of remaining performance obligations at September 30, 2025, are expected to be recognized as revenue over the next three years. Please revise to disclose when you expect to recognize such amounts as revenue on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations (e.g. within one year, within two years, within three years and three years and beyond), or by providing qualitative information. Refer to ASC 606-10-50-13.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that future annual reports on Form 20-F, including our Annual Report on Form 20-F for the fiscal year ending September 30, 2026, will disclose when we expect to recognize remaining performance obligations as revenue on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations.

A portion of the Company’s revenue relates to projects for which revenue is recognized over time based on a percentage that incurred labor effort to date bears to total projected labor effort. These projects may be executed over periods longer than one year, and the timing of revenue recognition is subject to a degree of uncertainty due to factors such as the timing of execution of project milestones, changes and additions to the project scope and unexpected delays.

Given these uncertainties related to projects, we believe that time bands of (i) the next two years and (ii) thereafter, appropriately reflect how revenues associated with our remaining performance obligation will ultimately be recognized, and therefore provide meaningful information to the users of our financial statements. In addition, due to the terms and scope of our existing contracts we expect to recognize a substantial majority of our remaining performance obligations as revenues over the next two years. When coupled with the additional qualitative disclosures proposed below, we believe this presentation complies with the guidance in ASC 606-10-50-13(b).

For the Staff’s reference, here is a markup of the relevant language we expect to include in our future filings (with this language reflecting what would have been included in the Annual Report):

Remaining Performance Obligations from Contracts with Customer

As of September 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.4 billion. Remaining performance obligations typically include the remaining non-cancelable, committed and fixed portion of contracts for their entire duration and therefore it is not comparable to what the Company considers to be the next 12 months backlog. ~~Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years~~. A portion of the Company’s revenue relates to projects recognized over time based on a percentage that incurred labor effort to date bears to total projected labor effort. These projects may be executed over periods longer than one year, in which the timing of recognition is subject to a certain level of uncertainty. We expect to recognize approximately 70% of our remaining performance obligations as revenues over the next two years, with the remainder recognized thereafter.

Note 22. Segment Information and Revenue from Significant Customers, page F-34

3.

You state the CODM evaluates the company’s operating results on a consolidated net income basis. Please revise to discuss how the CODM uses this measure in assessing segment performance and deciding how to allocate resources. Refer to ASC 280-10-50- 29(f) and the example at ASC 280-10-55-54(c).

Response: The Company respectfully acknowledges the Staff’s comment and confirms that future annual reports on Form 20-F, including our Annual Report on Form 20-F for the fiscal year ending September 30, 2026, will disclose how the CODM uses operating results on a consolidated net income basis to measure segment performance and how to allocate resources.

For the Staff’s reference, below is a markup of the relevant language we expect to include in our future filings (with this language reflecting what would have been included in the Annual Report):

Segment Information and Revenue from Significant Customers

The Company manages its operations as one operating segment, providing software products and services primarily for the communications and media industry service providers. The Company’s Chief Operating Decision Maker (“CODM”) is the Company’s Chief Executive Officer. The CODM evaluates the operating results of the Company on a consolidated net income basis. Refer to the consolidated statements of income. The financial information is used by the CODM for purposes of making operating decisions, ~~allocating resources and assessing performance~~ allocating capital and resources, setting budgets, and assessing actual performance relative to these budgets and competitors’ information. The Company’s significant segment expenses, which are the expenses included in operating income, and other segment items, which include interest and other expense, net and income taxes, are included in the consolidated statements of income. Segment assets provided to the CODM include accounts receivable billed, current and non-current accounts receivable unbilled and current and non-current deferred revenue.

Should any questions arise, please do not hesitate to contact me at tamar.rapaport-dagim@amdocs.com, or the Company’s U.S. counsel, Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111 or michael.kaplan@davispolk.com or Pedro J. Bermeo of Davis Polk & Wardwell LLP at (212) 450-4091 or pedro.bermeo@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Tamar Rapaport-Dagim

Tamar Rapaport-Dagim

cc:

Michael Kaplan, Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP